Exhibit 99.1

Arqit Quantum Inc.
Announces Financial Results for First Half of Fiscal Year 2026

London, UK – 21 May 2026

Arqit Quantum Inc. (Nasdaq: ARQQ) (“Arqit” or the “Company”), a global leader in quantum-safe encryption, announces financial results for the first half of fiscal year 2026.

●	Consistent with management’s preliminary assessment of the expected range of revenue, which was announced 10 April 2026, reported revenue for the first half of fiscal year 2026 was $623,000 as of 31 March 2026.
●	Revenue for the period compares favourably to revenue for the comparable period in fiscal year 2025 of $67,000 and revenue for the second half of fiscal year 2025 of $463,000.
●	Revenue was generated from eleven contracts in the first half of fiscal year 2026. For comparison, Arqit generated revenue from seven contracts in the full fiscal year 2025.
●	3 contracts were with telecom network operators and 8 were with government, defence and enterprise organizations, all key markets for Arqit.
●	The Company has maintained cost discipline with operating costs averaging $2.6 million per month for the period, excluding external legal expenses primarily associated with the previously announced resolution of a shareholder lawsuit.
●	The Company ended the period with cash and cash equivalents of approximately $28.9 million as of 31 March 2026. Cash and cash equivalents as of 20 May 2026 was $35.9 million.
●	In January, Arqit announced the commercial launch of Encryption Intelligence, a completely automated cryptographic inventory solution, which enables continuous discovery and risk prioritisation to help governments and enterprises plan and execute migration to post-quantum cryptography (PQC).
●	In collaboration with Intel, Arqit announced in February the availability of its encryption software pre-installed inside an Intel Trust Domain Extensions (Intel TDX) trusted execution environment (TEE) on Intel Netsec Accelerator Reference Design-based accelerator cards enabling confidential computing for telecom operators and critical national infrastructure.
●	In February, Arqit and 6WIND announced a strategic collaboration to deliver highly scalable quantum-safe, encrypted virtual private networking (VPN) business services. 6WIND products enable telecom service providers and enterprises to build and manage efficient, scalable, secure, and sustainable networks.
●	In March, Arqit and RAD, a global leader in networking edge solutions, announced a collaboration to deliver a joint quantum-safe encryption solution for telcos, enabling them to offer quantum-safe business services such as site-to-site and site-to-cloud VPNs, as well as Data Center Interconnect. Arqit’s NetworkSecure™ quantum-safe encryption key generation technology is seamlessly integrated with RAD’s high-performance ETX Carrier Edge platform.

Recent Developments

●	On April 16th, Arqit was selected to join the Tomorrow Street portfolio as a Scaleup Partner. A joint venture between Vodafone Group and Technoport, Luxembourg’s National tech incubator, Tomorrow Street’s ecosystem brings together innovative young companies and scales their technology solutions across Vodafone’s global ecosystem. Arqit is the first quantum security company to join the portfolio.
●	On May 1st, a partner, which is a leading technology and innovation solution provider to the aerospace and defence industry, renewed and upsized its contract with Arqit by almost 90%. Arqit bids jointly with its partner into contract opportunities to military organizations with a heavy emphasis on Europe.
●	On May 18th, Arqit executed its first Encryption Intelligence related contract supporting PQC migration planning.

●	On May 19th, Arqit signed a partnership agreement with a European specialist cybersecurity provider for Arqit’s Encryption Intelligence product to be the cornerstone of strategic PQC Migration activities within financial services and other client verticals.

CEO’s statement

Andy Leaver, Chief Executive Officer, noted, “Broad recognition for the need to address the cryptographic cybersecurity risk posed by quantum computers now exists. While the U.S. National Security Memorandum 10 has been mandating government migration to a post-quantum security posture since 2022, other countries including the U.K. and Canada have more recently been mandating post-quantum migration as well. The commercial market is now on board with leading players like Google, IBM and Cloudflare recently accelerating timetables for post-quantum migration to 2029. Even that time horizon may be too distant as IonQ recently announced it has accelerated its roadmap for a quantum computer with a logical qubit count sufficient to challenge RSA 2048 to the 2028 to 2029 window. The threat to cybersecurity is real and the time to begin addressing it is now.

With the commercial launch in the period of Arqit’s Encryption Intelligence cryptographic risk-analysis tools and advisory service, Arqit is well positioned to help governments and enterprises take the initial steps in migrating to a post-quantum cryptographic security posture. Organizations need to understand their current architectures and embedded risks before they can implement post-quantum solutions. Arqit this week signed its first Encryption Intelligence related contract and, also, executed an Encryption Intelligence partnership agreement with a European specialist cybersecurity provider focused on PQC migration for financial services organizations. We see multiple near-term opportunities for Encryption Intelligence either directly with customers or through channel partners. We believe Encryption Intelligence is an important addition to Arqit’s ability to provide an end-to-end PQC migration offering.

Our post-quantum cryptographic solutions, led by our NetworkSecureTM product, offer clients software based cryptographically agile post-quantum solutions. Current applications include securing data in transit (e.g. secure VPNs) and data in process (e.g. quantum secure data computation on Intel Netsec accelerator cards). The applicability of Arqit’s post-quantum cryptographic solutions is broad. Current implementations include an international bank securing its data traffic via a Tier 1 telecom partner, a defence contractor securing communications of a major government’s research network and a defence contractor securing tactical control of unmanned platforms for a major European Ministry of Defence. We see increasing engagement and demand for our quantum secure cryptographic solutions in our key target markets of telecommunications, government and defence as evidenced by our increased contract activity during the period in these markets.

With heightened urgency in the marketplace and a complete end-to-end PQC migration product offering, we believe Arqit is well positioned for success. The sell-through of our solutions by current partners, the renewal and upsizing of certain existing contracts and our increasing contract base give us confidence in the direction of the business.”

Focus for the second half of Fiscal Year 2026

●	Accelerate Arqit’s go to market strategy emphasizing Arqit’s end-to-end PQC migration solution leading with our Encryption Intelligence product and followed by Arqit’s post-quantum software based cryptographically agile security solutions. The company expects additional revenue contracts from both aspects of its end-to-end migration solution.
●	Conversion of engagements and demonstrations for defence organizations. Arqit has multiple opportunities directly with defence organizations or through OEM vendors or IT consultancies. Applications include, but are not limited to, secure communication between facilities, secure command of the battle space and cryptographically hardened assets.
●	Continue developing the confidential computing and data sovereignty markets which Arqit believes represent significant opportunities for the sale of its encryption solutions. The announced commercial launch in the period with Intel of quantum-safe encryption inside an Intel Trusted Domain enclave on its Netsec Accelerator cards is an important step in developing the confidential computing market for telecom operators and critical national infrastructure. Arqit is developing an end-to-end data sovereignty solution which enables customers to continue to utilise the value of public and private clouds while maintaining a robust data sovereignty posture.

Conference Call

Arqit will host a conference call at 11:00 a.m. ET / 8:00 a.m. PT on 21 May, 2026 with the Company’s CEO, Andy Leaver, and CFO, Nick Pointon. A live webcast of the call will be available on the “IR Calendar” page of the Company’s website at ir.arqit.uk. To access the call by phone, please go to this link (registration link) and you will be provided with dial in details. To avoid delays, we encourage participants to dial into the conference call fifteen minutes ahead of the scheduled start time. A replay of the webcast will also be available for a limited time at ir.arqit.uk.

About Arqit

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) secures the world’s most critical data with quantum-safe encryption software. Simple, scalable, and compliant, its products integrate with existing infrastructure, requiring no hardware changes. Arqit provides a complete “Detect, Protect, Comply” solution for governments and enterprises that protects data, ensures compliance, and safeguards their transition to the post-quantum era.

Arqit’s primary product offerings are Encryption Intelligence and NetworkSecure™. Encryption Intelligence detects cryptographic exposure, identifies vulnerabilities, and maps dependencies. NetworkSecure™ protects data in transit with provably secure post-quantum cryptography and contributes to establishment of confidential compute environments for complete data sovereignty.

Arqit is an IDC Innovator for Post-Quantum Cryptography (2024) and a multi-award-winner in quantum-safe security. For more information, visit www.arqitgroup.com

Media relations enquiries:

Arqit: pr@arqit.uk

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against Arqit, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to successfully deliver its operational technology, (vi) the risk of interruption or failure of Arqit’s information technology and communications system, (vii) the enforceability of Arqit’s intellectual property, (viii) market and other conditions, and (ix) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 9 December 2025 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.